UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Tessco Technologies Incorporated

(Exact name of registrant as specified in its charter)

Delaware	52-0729657
(State of incorporation or organization)	(IRS Employer Identification No.)

11126 McCormick Road, Hunt Valley, Maryland	21031
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	Nasdaq Global Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box:  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box:  ☐

Securities Act registration statement file number to which this form relates:          N/A         (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.                                                             DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

On February 1, 2008, the Board of Directors of Tessco Technologies Incorporated (the “Company”) declared a distribution of one preferred stock purchase right (“Right”) for each outstanding share of common stock, par value $0.01 per share (the “Common Stock”) of the Company, payable to stockholders of record on February 11, 2008 (the “Record Date”).  Each Right, when exercisable, entitles the registered holder to purchase from the Company one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, at an exercise price of $65.00, subject to certain adjustments.  The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) dated as of February 1, 2008, between the Company and Mellon Investor Services, LLC, as Rights Agent (the “Rights Agent”).

Initially, the Rights are associated with our common stock and evidenced by common stock certificates, which will contain a notation incorporating the Rights Agreement by reference, and are transferable with and only with the underlying shares of common stock.  Subject to certain exceptions, the Rights become exercisable and trade separately from the common stock only upon the “distribution date”, which occurs upon the earlier of:

•                                                            10 days following a public announcement that a person or group of affiliated or associated persons (an “acquiring person”) has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of our outstanding shares of common stock (the “stock acquisition date”), or

•                                                            10 business days (or later date if determined by the Board prior to such time as any person or group becomes an acquiring person) following the commencement of a tender offer or exchange offer which, if consummated, would result in a person or group becoming an acquiring person.

The holdings of (1) Robert B. Barnhill, Jr., our Chairman, President and Chief Executive Officer, and his spouse and descendents, (2) all trusts of which a person referred to in clause (1) is a beneficiary, (3) all trusts of which a person referred to in the clause (1) is acting as sole trustee or as a co-trustee, and (4) all entities in which any one or more of the persons referred to in clauses (1) through (3) has, directly or indirectly, at least fifty percent (50%) of the total voting power are also expressly stated to not trigger the rights, so long as Mr. Barnhill and his affiliates and associates do not acquire 30% or more of our outstanding shares of common stock.

Until the distribution date, the surrender for transfer of any shares of common stock outstanding will also constitute the transfer of the Rights associated with those shares.

As soon as practicable after the distribution date, separate certificates or book-entry statements will be mailed to holders of record of the common stock as of the close of business on the distribution date.  From and after the distribution date, the separate rights certificates or book-entry statements alone will represent the Rights.  Except as otherwise provided in the Rights Agreement, only shares of common stock issued prior to the distribution date will be issued with Rights.

The Rights are not exercisable until the distribution date and will expire at the close of business on February 11, 2011, unless earlier redeemed or exchanged by us as described below.

In the event that a person or group becomes an acquiring person (a “flip-in event”), each holder of a Right (other than any acquiring person and certain related parties, whose rights automatically become null and void) will have the Right to receive, upon exercise, common stock having a value equal to two times the exercise price of the Right.  If an insufficient number of shares of common stock is available for issuance, then the Board would be required to substitute cash, property or other securities of the Company for the common stock.  The Rights may not be exercised following a flip-in event while the Company has the ability to cause the Rights to be redeemed, as described later in this summary.

For example, at an exercise price of $65.00 per Right, each Right not owned by an acquiring person (or by certain related parties) following a flip-in event would entitle its holder to purchase $130.00 worth of common stock (or other consideration, as noted above) for $65.00.  Assuming that the common stock had a per share value of $16.25 at that time, the holder of each valid Right would be entitled to purchase eight shares of common stock for $65.00.

In the event (a “flip-over event”) that, at any time following the stock acquisition date:

•                                                            the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation,

•                                                            the Company is acquired in a merger or other business combination transaction in which it is the surviving entity and all or part of its common stock is converted into securities of another entity, cash or other property, or

•                                                            50% or more of the Company’s assets, cash flow or earning power is sold or transferred,

each holder of a Right (except Rights which previously have been voided as described above) will have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.  Flip-in events and flip-over events are collectively referred to as “triggering events”.

The exercise price payable, and the number of shares of preferred stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

•                                                            in the event of a stock dividend on, or a subdivision, combination or reclassification of, the preferred stock,

•                                                            if holders of the preferred stock are granted certain rights, options or warrants to subscribe for preferred stock or convertible securities at less than the current market price of the preferred stock, or

•                                                            upon the distribution to holders of the preferred stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments amount to at least 1% of the exercise price.  No fractional shares of preferred stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the preferred stock on the last trading day prior to the date of exercise.

In general, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (subject to adjustment and payable in cash, common stock or other consideration deemed appropriate by the Board) at any time until ten days following the stock acquisition date.  Immediately upon the action of the Board authorizing any redemption, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

At any time after there is an acquiring person and prior to the acquisition by the acquiring person of 50% or more of the outstanding shares of common stock, we may exchange the Rights (other than Rights owned by the acquiring person which will have become void), in whole or in part, at an exchange ratio of one share of common stock, or one one-thousandth of a share of preferred stock (or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

Until a Right is exercised, its holder will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.  While the distribution of the Rights will not result in the recognition of taxable income by us or its stockholders, stockholders may, depending upon the circumstances, recognize taxable income after a triggering event.

The terms of the Rights may be amended by the Board without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of 10% and the largest percentage of the outstanding shares of common stock then known to us to be beneficially owned by any person or group of affiliated or associated persons (other than Mr. Barnhill and certain related parties referred to above).  Once there is an acquiring person, however, no amendment can adversely affect the interests of the holders of the Rights.

The foregoing description of the terms of the Rights does not purport to be complete and is subject to and qualified in its entirety by reference to the Company’s Rights Agreement, a copy of which has been filed as an Exhibit to this Registration Statement and is incorporated herein by reference.  A copy of the Rights Agreement is also available free of charge from the Company.

Item 2.                                                             EXHIBITS.

Exhibit Number	Description of Document

1	Rights Agreement, dated as of February 1, 2008, between the Company and Mellon Investor Services, LLC, as rights agent, which includes the Form of Rights Certificate as Exhibit B.

2	Certificate of Designations of the Series A Junior Participating Preferred Stock of the Company, dated February 1, 2008.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Tessco Technologies Incoporated

Dated: February 1, 2008.	By:	/s/ David M. Young
		Name:	David M. Young
		Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document

1	Rights Agreement, dated as of February 1, 2008, between the Company and Mellon Investor Services, LLC, as rights agent, which includes the Form of Rights Certificate as Exhibit B.

2	Certificate of Designations of the Series A Junior Participating Preferred Stock of the Company, dated February 1, 2008.